SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 23, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No X
Enclosure: Press release
ANGLOGOLD ASHANTI ANNOUNCES FINAL TERMS OF THE RIGHTS OFFER
AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Regulatory announcement
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

This is not an offer for the sale of securities. Not for release or distribution in or into the United States

FINAL TERMS OF THE RIGHTS OFFER AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

1. Introduction
Shareholders were advised in an AngloGold Ashanti announcement on 21 May 2008 that AngloGold
Ashanti had finalised the terms of the rights offer and was seeking to raise, subject to certain conditions, approximately ZAR13.48 billion (US$1.77 billion based on an exchange rate of
ZAR7.63/US$1 on 20 May 2008) via a renounceable rights offer of 69,470,442 new ordinary shares of
25 cents each (“rights offer shares”) to holders of AngloGold Ashanti ordinary shares of 25 cents each
(“AngloGold Ashanti shares”) and E ordinary shares of 25 cents each (“AngloGold Ashanti E shares”) at a subscription price of ZAR194.00 per rights offer share (“subscription price”) and in the ratio of
24.6403 rights offer shares for every 100 AngloGold Ashanti shares held (“rights offer”).

The subscription price is at a discount of 36.1% to the closing price of AngloGold Ashanti ordinary shares on
20 May 2008 (being the last practicable date prior to the finalisation of the subscription price) of
ZAR303.79 and at a discount of 31.2% to the theoretical ex-rights price of an ordinary share of
ZAR281.83 on the same day.

At a general meeting of AngloGold Ashanti shareholders held on 22 May 2008, AngloGold Ashanti shareholders approved the general authority to AngloGold Ashanti directors to allot and issue to a maximum of 71 million additional shares for the purpose of implementing the rights offer.
All conditions precedent to the commencement of the rights offer have been fulfilled.
Mark Cutifani, CEO of AngloGold Ashanti commented "We are delighted with the support for the rights issue demonstrated by the emphatic nature of the shareholder approval at yesterday's general meeting and also the positive reaction in our share price since announcement. As a result we have been able to finalise the pricing of the rights issue at a higher level than initially contemplated which will increase proceeds to the company by around ZAR1.5 billion, giving us more flexibility in implementing our strategy, in particular the restructuring of the hedge book."
2.
Purpose of the rights offer and use of proceeds
The principal purpose of the rights offer is to provide AngloGold Ashanti with additional financial resources to improve its financial flexibility. In particular, the net proceeds from the rights offer will allow AngloGold Ashanti both to significantly restructure and reduce its existing gold hedging position, which has adversely affected its financial performance in recent years, while also being able to continue to fund its principal development projects and exploration growth initiatives.
Pending this use of proceeds, as described in detail below, the net proceeds of the rights offer may, in the interim, be used by AngloGold Ashanti to reduce its short-term borrowings and the borrowings outstanding on AngloGold Ashanti’s revolving credit facility or retained as cash and invested in accordance with AngloGold Ashanti’s cash management policies.

Reducing AngloGold Ashanti’s gold hedging position

AngloGold Ashanti has traditionally used gold hedging instruments to protect the selling price of some sales against declines in the market price of gold. The use of these instruments has prevented AngloGold Ashanti from fully participating in the significant increase in the market price for gold in recent years. Since 2001, AngloGold Ashanti has been reducing its gold hedge commitments through hedge buy-backs, physical settlement of contracts and other restructurings in order to allow for greater participation in the rising gold price environment. As at
31 December 2007, the total net delta tonnage of AngloGold Ashanti’s hedge positions was
10.39 million ounces and the total committed hedge position was 11.28 million ounces, an increase of 0.16 million ounces and a reduction of 0.34 million ounces against the 31 December
2006, hedge delta and hedge committed position, respectively. As at 31 December 2007, the marked-to-market value of all hedge transactions making up the hedge positions was negative
US$4.27 billion.

As at 31 March 2008, hedging positions of approximately 3.28 million ounces of hedge delta and
3.66 million ounces of commitments against AngloGold Ashanti’s gold production will mature in
2008 and 2009. Since the beginning of 2008, prevailing spot gold prices have been significantly higher than those prevailing during 2007. If these high prices continue to prevail, AngloGold
Ashanti estimates that, due to its gold hedging arrangements, the prices it will receive for its gold production during 2008 and 2009 will be significantly lower than the prevailing spot prices during those years.

AngloGold Ashanti has taken, and continues to take, steps to increase its participation in the higher prevailing spot prices for gold or that will allow it to reduce its hedge position as a percentage of its current or future gold production, including:
•
Continuing to deliver into maturing gold hedges or implementing hedge buy-backs thereby reducing AngloGold Ashanti’s gold hedge position over time. During the three months ended 31 March 2008, AngloGold Ashanti reduced the net delta tonnage of its gold hedge by 1.13 million ounces to 9.26 million ounces by delivering into maturing gold hedges and also effecting opportunistic hedge buy-backs (limited to non-hedge derivatives).
•
Acquiring minority interests at its existing mines and pursuing other merger and acquisition opportunities with a view to increasing AngloGold Ashanti’s level of gold production and its ore reserves, thereby reducing its total hedged position as a percentage of its total gold production and ore reserves. For example, during the fourth quarter of 2007 AngloGold
Ashanti acquired the remaining 15% minority interest in the Iduapriem & Teberebie
(Iduapriem) mine in Ghana. In addition, in January 2008 AngloGold Ashanti signed a merger agreement with Golden Cycle Gold Corporation which, if the acquisition is completed, will allow AngloGold Ashanti to continue to consolidate 100% ownership of the
CC&V mine in Colorado.
•
Increasing brownfields exploration and development programmes, both in and around its existing mine sites, with a view to increasing AngloGold Ashanti’s gold production and ore reserves, thereby reducing its total hedged position as a percentage of its total ore reserves. Over the past two years, AngloGold Ashanti’s total ore reserves have increased from 63.3 million ounces to 73.1 million ounces (net of depletion of some 11.1 million ounces). As at 31 December 2007, the net delta tonnage of AngloGold Ashanti’s gold hedge represented approximately 14% of its total ore reserves, or approximately two years’ worth of current annual gold production.
•
Continuing to increase its greenfield exploration activities in new geographical areas. In
2008, the majority of AngloGold Ashanti’s greenfields exploration expenditure of approximately US$105 million is expected to be incurred in:
o    Colombia, where AngloGold Ashanti has achieved significant exploration success in the recent past both at its wholly owned properties, in particular La Colosa where a pre-
feasibility study will commence during 2008, as well as at its various joint ventures;
o    Australia, where AngloGold Ashanti is completing a pre-feasibility study at the
Tropicana joint venture; and
o    the Democratic Republic of Congo in respect of its Mongbwalu concession.

Given exploration successes at the above greenfields exploration projects to date,
AngloGold Ashanti expects that in the foreseeable future these exploration projects are likely to add to its ore reserves and medium to longer term gold production.
•
Identified, as part of a recently completed asset review, those assets which are no longer considered to be consistent with AngloGold Ashanti’s desired asset profile. AngloGold
Ashanti intends to sell or restructure these assets over approximately the next 15 months.
AngloGold Ashanti expects that the reduced funding requirements of these assets, together with the proceeds from any asset sales, will further enhance its financial position and flexibility and may allow further reductions of its gold hedge position.
Notwithstanding the steps AngloGold Ashanti has taken to date, AngloGold Ashanti’s gold hedging position has continued to have a significant adverse affect upon its financial performance. AngloGold Ashanti believes that this has also negatively affected the market price of its ordinary shares, further constraining its financial flexibility. In order to address this issue, the directors have resolved to reduce AngloGold Ashanti’s gold hedging position significantly. In order to address this, AngloGold Ashanti intends to procure early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008 in addition to settling contracts already due to mature in 2008. Given the low committed prices of these contracts, AngloGold Ashanti expects that if these measures were implemented it would result in a realisation of previously recognised losses measured by the difference between the committed price of the contracts and the prevailing gold price at the time that these contracts are settled. If the restructuring is implemented as anticipated, the received price for the last nine months of 2008 should be approximately
US$475 per ounce assuming a gold price of US$900 per ounce and gold production for the last nine months of 2008 of 3.8 million ounces. AngloGold Ashanti also continues to give consideration to the early settlement of contracts not currently recorded on its balance sheet (Normal Purchase Normal Sale
Exemption (“NPSE”)) by means of physical delivery. Such early physical settlement, if it were to occur, would result in a significant adverse impact on the revenues recorded in AngloGold Ashanti's income statement, as sales that would have otherwise been executed at the spot gold price will be replaced with sales based on the contracted prices of such NPSE contracts that are settled, during the year. Furthermore should AngloGold Ashanti conclude that such early physical settlement of NPSE contracts represents a tainting event, it would be required to recognise on balance sheet the fair value of a portion of, or potentially all of, the existing NPSE contracts, which would result in a significant adverse impact on its financial statements. No such conclusion has yet been made by AngloGold Ashanti and it is still considering the potential impact of any such transaction.
In addition to the settlement of certain contracts during 2008 AngloGold Ashanti intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature and extent of the restructuring will depend upon prevailing and anticipated market conditions at the time, particularly the prevailing gold price and exchange rates as well as other relevant economic factors.
If the restructuring is executed as currently anticipated the overall impact would be to reduce the hedge book to approximately 6.25 million ounces, which would represent 8.6% of AngloGold
Ashanti’s ore reserves as at 31 December 2007. As a result of this reduction the discount to the spot gold price realised during 2009 is estimated to be approximately 6% and at a similar level thereafter assuming a gold price of US$900 per ounce.
Funding AngloGold Ashanti’s development projects and exploration initiatives
In addition to restructuring and reducing its gold hedge position, a portion of the net proceeds from the rights offer may be applied to the funding of AngloGold Ashanti’s existing development projects and exploration initiatives consistent with its strategic objective of pursuing growth initiatives to enhance its shareholder value.
In 2008, exploration expenditure is budgeted at US$220 million, of which US$105 million is budgeted to be spent on greenfields exploration and US$115 million is budgeted to be spent on brownfields exploration.

Current key brownfields development initiatives underway in 2008 include:
•
Boddington: The Boddington project, which involves mining the basement reserves beneath the oxide pits, was approved by the directors in March 2006. The project has a current attributable capital budget of US$735 million (attributable capital expenditure of
US$392 million is budgeted for 2008). By the end of 2007, overall project progress was approximately 65 percent complete, with engineering and procurement activities nearing completion and construction of the treatment plant approximately 32 percent complete.
Based on the current mine plan, mine life is estimated to be more than 20 years, with attributable life-of-mine gold production expected to be greater than 5.7 million ounces of gold. Production is anticipated to commence at Boddington in late 2008 or early 2009.
•
Mponeng Ventersdorp Contact Reef below 120 level: AngloGold Ashanti estimates that this project, which entails accessing and exploiting the Ventersdorp Contact Reef ore reserves at Mponeng below 120 level, will add 2.5 million ounces to production over the life of the project. The cost of this project is estimated to be US$252 million, of which capital expenditure of US$35 million is budgeted for 2008. This project was approved by the directors in February 2007, following which construction began. On-reef development and thus the start of production is scheduled for 2013 with full production expected to commence in 2015.
•
TauTona Carbon Leader Reef below 120 level: This project, which was approved in July
2003, entails accessing and exploiting the Carbon Leader Reef ore reserves at TauTona located below 120 level. Production was planned to begin in 2009 and AngloGold Ashanti estimated that this project would produce up to 2.5 million ounces of gold from 2009 to
2019. Total budgeted capital expenditure for this project was US$172 million, of which
US$73 million had been spent by the end 2007. However, this project is currently under review as it is possible that part of the ore reserves forming this project could be accessed from the neighbouring Mponeng mine. Capital expenditure of US$17 million was budgeted for this project for 2008.
•
Obuasi Tailings Sulphide Plant: This project, which was approved in April 2008, entails the construction of a flotation circuit to enable the treatment of lower grade underground sulphide ore
(than is being treated at the existing Sulphide Treatment Plant that currently treats all ore produced from underground operations) as well as low grade surface sulphide stockpiles and tailings. The project is anticipated to produce 702,000 ounces of gold over its life and increase annual gold production at Obuasi by between 50,000 and 85,000 ounces per annum. Production via this plant is anticipated to commence in the first half of 2009. Capital expenditure of US$44 million is budgeted for this project for 2008.
•
Iduapriem Plant Expansion: This project, approved in November 2006, involves the addition and modification of metallurgical treatment and infrastructure at Iduapriem. These initiatives are being implemented to increase plant capacity, improve gold recovery and also reduce operating expenditure. It is estimated that these initiatives will add some
117,000 ounces of production over the life of mine at Iduapriem and increase annual gold production by some 50,000 ounces (albeit over a shorter life of mine assuming no further growth in ore reserves at Iduapriem). Capital expenditure of US$42 million is budgeted for this project for 2008. The project is expected to be commissioned in the fourth quarter of
2008.
AngloGold Ashanti estimates that the total cost to continue to fund its existing development projects, including those key projects outlined above, will be approximately US$1,262 million in
2008.

3.
Salient terms of the rights offer
The rights offer is being made on the following basis:

Holders of AngloGold Ashanti shares and AngloGold Ashanti E shares recorded in the register at Friday, 6 June
2008 (“the record date”) and/or their renouncees, are offered on the terms and conditions set out in the circular referred to in 6 below ("the circular"), 69,470,442 rights offer shares at a subscription price of
ZAR194.00 per rights offer share and in the ratio of 24.6403 rights offer shares for every 100 AngloGold
Ashanti shares held on the record date. Fractions of rights offer entitlements will not be allotted, each qualifying shareholder's rights offer entitlement being rounded to the nearest whole number.

The subscription price is at a discount of 36.1% to the closing price of AngloGold Ashanti ordinary shares on
20 May 2008 (being the last practicable date prior to the finalisation of the subscription price) of
ZAR303.79 and at a discount of 31.2% to the theoretical ex-rights price of an ordinary share of
ZAR281.83 on the same day.

Upon their issue, the rights offer shares will be listed and rank pari passu in all respects with the existing issued ordinary shares, including the right to receive in full all dividends and other distributions thereafter declared, paid or made on the AngloGold Ashanti ordinary shares.

All conditions precedent to the commencement of the rights offer have been fulfilled.

The latest time and date of acceptance and payment in full for the rights offer shares will be
12:00 pm (South African time) on Friday 4 July 2008.

Letters of allocation will be issued in dematerialised form and an electronic record for certificated ordinary shareholders will be maintained by the transfer secretary, Computershare Investor
Services (Proprietary) Limited. This will enable both dematerialised and certificated holders of
AngloGold Ashanti shares to sell or renounce some or all of their rights to rights offer shares in accordance with the procedures set out in greater detail in the circular.
All rights offer shares not subscribed for in terms of the rights offer will be available for allocation to holders of
AngloGold Ashanti shares who wish to apply for a greater number of rights offer shares than those offered to them in terms of the rights offer. Accordingly, holders of AngloGold Ashanti rights offer entitlements may also apply for additional rights offer shares in excess of the rights offer shares allocated to them in terms of the rights offer on the same terms and conditions as those applicable to their rights offer entitlement. The right to apply for additional rights offer shares is transferable on renunciation.
An announcement will be released on SENS on or about Monday, 7 July 2008, and published in the press on
Tuesday, 8 July 2008, stating the results of the rights offer and the basis of allocation of any additional rights offer shares for which application is made.

4.       Underwriting
The rights offer has been fully underwritten, subject to certain conditions, by Goldman Sachs
International, UBS Limited, Morgan Stanley & Co. International plc and J.P. Morgan Securities
Ltd.

5.       Financial effects
The unaudited pro forma financial information of AngloGold Ashanti has been prepared in order to show the effects of the rights offer, assuming that the rights offer took place to its full extent on 1 January 2007 for purposes of the income statement for the year ended and as at
31 December 2007 for purposes of the balance sheet. The information is the responsibility of the directors of AngloGold Ashanti and has been prepared for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of AngloGold Ashanti. The pro forma financial information is consistent in both format and accounting policies adopted by
AngloGold Ashanti in its annual financial statements for the year ended 31 December 2007. It does not purport to be indicative of what the results or financial results would have been if the rights offer had actually occurred at an earlier date. The unaudited pro forma financial information does not reflect the application of the net proceeds of the rights offer for the purposes described in paragraph 2 above, but rather includes their application to temporarily reduce borrowings and increase available cash on hand pending their use for such purposes.
The net share issue proceeds are assumed to be US$1,714 million, being share issue proceeds of US$1,766 million less the US$52 million of underwriting cost and issue expenses.
Unaudited pro forma per share information for the year ended 31 December 2007
For the year ended 31 December
2007
Before the
issue
After the
issue
Movement
(%)
Net asset value per share
1
US cents 867 1,184 37
Net tangible asset value per share
1
US cents 711 1,058 49
Cash gross profit per share
2
US cents 543 435 (20)
Basic loss per share
3
US cents 237 186 (22)
Diluted loss per share
4
US cents 237 186 (22)
Headline loss per share
5
US cents 230 180 (22)
Headline loss adjusted for the effect
of unrealised non-hedge derivatives, fair
value adjustment on convertible
bonds and interest rate swap per
share
6
US cents 99 84 (15)
Weighted average number of shares
in issue
7
281,455,107 350,925,549 25
Weighted average diluted number of
shares in issue
8
281,455,107 350,925,549 25
Number of shares in issue
9
281,597,701 351,068,143 25
Notes:
1.
Net asset value per share is computed by dividing total equity by the number of shares in issue. Net tangible asset value per share is computed by dividing total equity (excluding intangible assets) by the number of shares in issue.
2.
The cash gross profit per share computation has been based on the weighted average number of shares in issue.
3.
Basic loss per share is computed by dividing net loss by the weighted average number of shares in issue.
4.
The diluted loss per share is computed by dividing net loss by the weighted average diluted number of shares in issue. The impact on diluted loss per share is anti-dilutive and therefore the diluted loss per share and basic loss per share is the same.
5.
Headline loss removes items of a capital nature from the calculation of loss per share. Headline loss per share is computed by dividing headline loss by the weighted average number of shares in issue.
6.
Headline loss adjusted for the effect of unrealised non-hedge derivatives, fair value adjustment on convertible bonds and interest rate swaps divided by the weighted average number of shares in issue.
7.
The weighted average number of AngloGold Ashanti shares in issue was 281,455,107 for the year ended
31 December 2007 and as a result of the issuance of 69,470,442 AngloGold Ashanti shares at an issue price of ZAR194.00, the weighted average number of AngloGold Ashanti shares in issue for that period would have been 350,925,549.
8.
The weighted average diluted number of AngloGold Ashanti shares in issue for the year ended 31 December
2007 does not assume the effect of 575,316 shares issuable upon the exercise of the share incentive options as well as
15,384,615 shares issuable upon the conversion of the convertible bonds, as their effects are anti-dilutive.
9.
The number of AngloGold Ashanti shares in issue as at 31 December 2007 was 281,597,701 and, as a result of the issue, the number of AngloGold Ashanti shares in issue as at that date would have been 351,068,143.
10.
As a result of the discount of the subscription price to the recent trading prices of AngloGold Ashanti’s ordinary shares and ADSs, the terms of the $1,000,000,000, 2.375 percent guaranteed convertible bonds issued by AngloGold Ashanti Holdings plc provide that the conversion price will be adjusted so that additional
AngloGold Ashanti ADSs will be issuable upon conversion. This adjustment will have an impact on
AngloGold Ashanti’s income statement for the value change in the embedded derivative. In addition, pursuant to the terms of our share incentive scheme, Bonus share plan and Long-term incentive plan, and the exercise of the E ordinary shares issued to the Bokamoso ESOP Trust the options granted under these plans will be adjusted by the dilutive affect. These adjustments will be accounted for as modifications calculated by using the fair value of these options at the closing price of the rights offer. As a result, we will incur additional compensation expense under IFRS commencing in the third quarter of fiscal 2008.

Salient dates
The salient dates of the rights offer are set out below:
2008
Last day to trade in AngloGold Ashanti shares in order to qualify to participate in the rights offer (cum rights offer entitlement) on
Friday, 30 May
AngloGold Ashanti shares trade ex the rights offer entitlement from commencement of trade on
Monday, 2 June
Listing of and trading in letters of allocation on JSE from commencement of trade on
Monday, 2 June
Record date for holders of AngloGold Ashanti shares to participate in the rights offer on
Friday, 6 June
Circular posted and form of instruction issued to certificated shareholders on
Monday, 9 June
Holders of AngloGold Ashanti shares in dematerialised form will have their accounts at their CSDP or broker credited with their rights offer entitlement on
Monday, 9 June
Holders of AngloGold Ashanti shares in certificated form will have their rights offer entitlement created in electronic form and held at Computershare on
Monday, 9 June
Rights offer opens at 09:00 on
Monday, 9 June
Last day for trading in letters of allocation on JSE in order to be settled by 17:00 on
Friday, 4 July 2008 on
Friday, 27 June
Listing and trading of rights offer shares on JSE at 09:00 on
Monday, 30 June
Rights offer closes at 12:00 on
Friday, 4 July
Forms of instruction including cheques in respect of certificated shareholders to be lodged by 12:00 on (see notes 4 and 5)
Friday, 4 July
Record date for letters of allocation on
Friday, 4 July
Entitlement in respect of the rights offer available on
Monday, 7 July
Rights offer shares issued and posted to holders of AngloGold Ashanti shares in certificated form on or about
Monday, 7 July
Accounts of holders of AngloGold Ashanti shares in dematerialised form updated and credited/debited at their CSDP or broker on
Monday, 7 July
Results of the rights offer and basis of allocation of excess applications published on SENS on or about
Monday, 7 July
Results of the rights offer and basis of allocation of excess applications published in the South African press on or about
Tuesday, 8 July
Share certificates in respect of excess shares allocated posted to holders of AngloGold Ashanti shares in certificated form on or about
Friday, 11 July
Accounts of holders of AngloGold Ashanti shares in dematerialised form updated in respect of excess shares allocated at their CSDP or broker on
Friday, 11 July
Notes
1.
All times indicated are South African times.
2.
Share certificates in respect of AngloGold Ashanti shares may not be dematerialised or rematerialised between Monday,
2 June 2008 and Friday, 6 June 2008, both days inclusive.
3.
CSDPs effect delivery on a "delivery against payment method", in respect of holders of dematerialised AngloGold Ashanti shares.
4.
If you are a dematerialised holder of AngloGold Ashanti shares, you are required to notify your duly appointed CSDP or broker of your acceptance of the rights offer in the manner and time stipulated in the custody agreement.

6.
Documentation and further announcement
A circular providing full details of the rights offer and incorporating the form of instruction to holders of AngloGold Ashanti shares in certificated form will be posted to such shareholders located outside of the United States on or about 9 June 2008. The circular will be available on
AngloGold Ashanti’s website at
www.anglogoldashanti.com
on or about 27 May 2008. Copies of
the circular can be obtained during normal business hours from the opening of the rights offer to the closing of the rights offer from AngloGold Ashanti at 76 Jeppe Street, Johannesburg and the
company's transfer secretaries, Computershare, 70 Marshall Street, Johannesburg 2001. In the
United States, the rights offer will be made pursuant to a registration statement on Form F-3 on file with the U.S. Securities and Exchange Commission and the related U.S. prospectus.

7.
Withdrawal of cautionary announcement
The cautionary announcement dated 6 May 2008 is hereby withdrawn.

Johannesburg
23 May 2008

Financial adviser: UBS Limited
Underwriters and bookrunners: Goldman Sachs International and UBS Limited
Underwriter and lead manager: Morgan Stanley & Co. International plc
Underwriter and co-manager: J.P. Morgan Securities Ltd.
South African legal advisers: Taback and Associates (Pty) Limited
United States of America and United Kingdom legal advisers: Shearman & Sterling LLP
Australian legal advisers: Allens Arthur Robinson
Ghanaian legal advisers: JLD&MB Legal Consultancy
Underwriters’ South African legal advisers: Bowman Gilfillan Inc.
Underwriters’ United States of America legal advisers: Davis Polk & Wardwell
Reporting accountants and auditors: Ernst & Young Inc
JSE Independent transaction sponsor: The Standard Bank of South Africa Limited
JSE sponsor: UBS South Africa (Pty) Limited
Ghanaian sponsoring broker: Merban Stockbrokers Limited
Goldman Sachs International, Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd., which are regulated in the United Kingdom by the Financial Services Authority, are acting for AngloGold Ashanti and no-one else in connection with the rights offer and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of Goldman Sachs International, Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd. nor for
providing advice in connection with the rights offer. UBS Limited is acting for AngloGold Ashanti and no-one else in connection with the rights offer and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of UBS Limited nor for providing advice in connection with the rights offer.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The rights offer described in this announcement will only be addressed to and directed at persons in member states of the
European Economic Area, or EEA, who are "Qualified Investors" within the meaning of Article 2(1)(e) of the European
Parliament and Council Directive 2003/71/EC, including any measure implementing such Directive in any member state of the EEA (the “Prospectus Directive”). In addition, in the United Kingdom, the rights offer will only be addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d)
of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The new AngloGold Ashanti shares will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant
Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors. In addition, due to restrictions under securities laws, the rights offer will not be available to persons who are residents in Japan. The rights offer will also not be addressed to, or directed at, holders of AngloGold Ashanti GhDSs in Ghana or holders of AngloGold Ashanti
CDIs who are resident outside of Australia. The rights attributable to holders of AngloGold Ashanti shares, GhDSs and CDIs who are excluded from the offer will, if a premium can be obtained over the expenses of such sale, be sold on the JSE as soon as practicable and such proceeds will then be remitted to the holders of such AngloGold Ashanti securities.

AngloGold Ashanti has filed a registration statement in the United States under the Securities Act of 1933, as amended, in connection with the offer and sale of the securities described herein and intends to register the securities described herein for offer and sale in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus and a related prospectus supplement that form part of this registration statement and that will contain detailed information about AngloGold Ashanti and its management, as well as financial statements. Such prospectus may be obtained from AngloGold Ashanti at 76 Jeppe Street, Newtown, Johannesburg, South Africa.

This announcement includes "forward-looking information" within the meaning of Section 27A of the Securities Act, and
Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging position, including the extent and effect of the reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect
AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely",
"should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe
AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the
AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended
31 December 2007, which was filed with the Securities and Exchange Commission on 19 May 2008 and, when available, the rights offer circular. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

In connection with the rights offer, the underwriters (or persons acting on behalf of any underwriters) may engage in trading activities for the sole purpose of hedging their commitments under the underwriting agreement between AngloGold Ashanti and the underwriters. Such activity may include purchases and sales of securities of AngloGold Ashanti (including shares,
ADSs, share rights and ADS rights, and derivatives related thereto) and related or other securities and instruments, short sales of AngloGold Ashanti securities, purchases in the open market to cover positions created by short sales, and the purchase and sale of over-the-counter derivatives and listed options and futures transactions. As a result of such activities, the price of such securities may be lower or higher than the price that might otherwise exist in the absence of such activities.
If these activities are commenced, they may be discontinued at any time at the sole discretion of the underwriters and without notice.
Queries

South Africa
Tel:
Mobile:
E-mail:
Charles Carter (Investor Relations) +27 (0) 11 637-6385
+27 (0) 82 330 5373
cecarter@AngloGoldAshanti.com
Himesh Persotam (Investor Relations)   +27 (0) 11 637-6647
+27 (0) 82 339 3890 hpersotam@AngloGoldAshanti.com
Alan Fine (Media) +27 (0) 11 637-6383
+27 (0) 83 250 0757           afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637- 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com

North
America
Tel:
Mobile:
E-mail:
Dan Gagnier (Sard Verbinnen & Co) +1-212-687-8080 +1 646-342-8087
dgagnier@sardverb.com

UK
and
Europe
Tel:
E-mail:
Rachel Hirst (Hogarth Partnership Ltd)    +44-207-357 9477
rhirst@hogarthpr.co.uk
Nick Denton (Hogarth Partnership Ltd)    +44-207-357 9477
ndenton@hogarthpr.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 23, 2008
By: /s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary